UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: February 28, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2019, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS Group AG

Standalone financial statements for the year ended 31 December 2019

Table of contents

2	UBS Group AG standalone financial statements

2	Income statement
3	Balance sheet
4	Statement of appropriation of total profit / (loss) carried forward and proposed dividend distribution out of capital contribution reserve

5	1	Corporate information
6	2	Accounting policies

9	Income statement notes
9	3	Dividend income from investments in subsidiaries
9	4	Other operating income
9	5	Financial income
9	6	Personnel expenses
10	7	Other operating expenses
10	8	Financial expenses

11	Balance sheet notes
11	9	Liquid assets
11	10	Marketable securities
11	11	Other short-term receivables
11	12	Accrued income and prepaid expenses
12	13	Investments in subsidiaries
13	14	Financial assets
13	15	Current interest-bearing liabilities
13	16	Accrued expenses and deferred income
13	17	Long-term interest-bearing liabilities
15	18	Compensation-related long-term liabilities
15	19	Share capital
15	20	Treasury shares

16	Additional information
16	21	Guarantees
16	22	Assets pledged to secure own liabilities
16	23	Contingent liabilities
17	24	Significant shareholders
18	25	Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees
20	26	Related parties

21	Report of the statutory auditor on the financial statements
23	Independent auditor’s report related to the issue of new shares from conditional capital

UBS Group AG standalone financial statements

UBS Group AG standalone financial statements

Audited |

Income statement
		USD million		CHF million
		For the year ended		For the year ended
	Note	31.12.19	31.12.18	31.12.19	31.12.18
Dividend income from investments in subsidiaries	3	3,400	3,212	3,464	3,152
Other operating income	4	155	157	153	155
Financial income	5	498	77	491	76
Operating income		4,052	3,446	4,108	3,383
Personnel expenses	6	21	23	21	23
Other operating expenses	7	81	216	80	212
Amortization of intangible assets		4	4	4	4
Financial expenses	8	625	30	618	30
Operating expenses		732	273	724	268
Profit / (loss) before income taxes		3,320	3,174	3,384	3,114
Tax expense / (benefit)		0	3	0	3
Net profit / (loss)		3,320	3,171	3,384	3,111

Balance sheet
		USD million		CHF million
	Note	31.12.19	31.12.18	31.12.19	31.12.18

Assets
Liquid assets	9	1,177	926	1,140	910
Marketable securities	10	83	83	80	82
Other short-term receivables	11	2,412	788	2,335	775
Accrued income and prepaid expenses	12	1,010	7	978	7
Total current assets		4,682	1,804	4,533	1,774
Investments in subsidiaries	13	41,209	41,209	39,896	40,518
of which: investment in UBS AG		40,889	40,889	39,586	40,203
Financial assets	14	47,113	1,444	45,612	1,420
Other intangible assets		8	12	8	12
Other non-current assets		15	8	15	8
Total non-current assets		88,346	42,674	85,530	41,959
Total assets		93,028	44,479	90,063	43,733
of which: amounts due from subsidiaries		51,295	2,938	49,660	2,888

Liabilities
Current interest-bearing liabilities	15	2,547	457	2,466	450
Accrued expenses and deferred income	16	2,102	1,465	2,035	1,440
Total short-term liabilities		4,649	1,922	4,501	1,890
Long-term interest-bearing liabilities	17	45,989	224	44,523	220
Compensation-related long-term liabilities	18	2,938	3,022	2,845	2,972
Total long-term liabilities		48,927	3,246	47,368	3,192
Total liabilities		53,576	5,168	51,869	5,082
of which: amounts due to subsidiaries		987	694	955	682

Equity
Share capital	19	393	393	386	386
General reserves		28,352	30,846	27,730	30,271
of which: statutory capital reserve		28,352	30,846	27,730	30,271
of which: capital contribution reserve		28,352	30,846	27,730	30,271
Voluntary earnings reserve		10,682	7,513	9,937	7,452
Treasury shares	20	(3,297)	(2,612)	(3,244)	(2,569)
Reserve for own shares held by subsidiaries		1	0	1	0
Net profit / (loss)		3,320	3,171	3,384	3,111
Equity attributable to shareholders		39,452	39,310	38,194	38,651
Total liabilities and equity		93,028	44,479	90,063	43,733

UBS Group AG standalone financial statements

Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 29 April 2020 approve the appropriation of total profit and an ordinary dividend distribution of USD 0.73 (gross) in cash per share of CHF 0.10 par value under the terms set out below:

	USD million	CHF million
	For the year ended	For the year ended
	31.12.19	31.12.19
Net profit for the period	3,320	3,384
Profit / (loss) carried forward	0	0
Total profit available for appropriation	3,320	3,384

Appropriation of total profit
Appropriation to voluntary earnings reserve	(1,911)	(2,020)
Dividend distribution: USD 0.73 (gross) per dividend-bearing share, USD 0.365 of which out of total profit[1]	(1,409)	(1,364)[2]
Profit / (loss) carried forward	0	0

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 1,409 million presented is based on the total number of shares issued as of 31 December 2019. If the final total amount of the dividend is higher / lower, the difference will be balanced through the appropriation to the voluntary earnings reserve.    2 For illustrative purposes, translated at closing exchange rate as of 31 December 2019 (CHF / USD 1.03).

	USD million	CHF million
	For the year ended	For the year ended
	31.12.19	31.12.19
Total statutory capital reserve: capital contribution reserve before proposed distribution[1]	28,352	27,730
Dividend distribution: USD 0.73 (gross) per dividend-bearing share, USD 0.365 of which out of capital contribution reserve[2]	(1,409)	(1,364)[3]
Total statutory capital reserve: capital contribution reserve after proposed distribution	26,943	26,366

1 The Swiss Federal Tax Administration’s current position is that, of the CHF 27.7 billion capital contribution reserve available as of 31 December 2019, an amount limited to CHF 13.1 billion is available from which dividends may be paid without a Swiss withholding tax deduction.    2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 1,409 million presented is based on the total number of shares issued as of 31 December 2019.    3 For illustrative purposes, translated at closing exchange rate as of 31 December 2019 (CHF / USD 1.03).

As set out above, half of the ordinary dividend distribution of USD 0.73 (gross) in cash per share is payable out of total profit and the other half is payable out of the capital contribution reserve. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.

The ordinary dividend distribution is declared in USD. Shareholders whose shares are held through SIX SIS AG (ISIN CH0244767585) will receive dividends in CHF, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through DTC (ISIN: CH0244767585; CUSIP: H42097107) or directly registered in the US share register will be paid dividends in USD. The total amount of the dividend distribution will be capped at CHF 5,256 million (the Cap). To the extent that the CHF equivalent of the total dividend distribution would exceed the Cap on the day of the AGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the USD per share amount of the dividend will be reduced on a pro-rata basis so that the total CHF amount does not exceed the Cap.

Provided that the proposed dividend distribution out of the total profit and the capital contribution reserve is approved, the payment of the dividend will be made on 7 May 2020 to holders of shares on the record date 6 May 2020. The shares will be traded ex-dividend as of 5 May 2020 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 4 May 2020.

Note 1  Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG operates under article 620 et seq. of the Swiss Code of Obligations as an Aktiengesellschaft  (a corporation limited by shares).

UBS Group AG is the ultimate holding company of the UBS Group, the grantor of the majority of UBS’s deferred compensation plans and the issuer of loss-absorbing capital notes which qualify as Basel III additional tier 1 (AT1) capital on a consolidated UBS Group basis and senior unsecured debt which contributes to the total loss-absorbing capacity (TLAC) of the Group.

Issuance of AT1 capital and senior debt instruments

In October 2019, loss-absorbing AT1 perpetual capital notes and senior unsecured debt instruments that had previously been issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG were transferred to UBS Group AG at book value affecting comparability of presented amounts. The transfer was carried out by means of an issuer substitution pursuant to the voluntary substitution provisions provided in the terms and conditions of the relevant instruments. Following the transfer, the investors’ seniority of claims against UBS Group AG remains unchanged. The transfer followed changes in the tax treatment of too-big-to-fail (TBTF) instruments issued by the holding companies of Swiss systemically important banks that entered into force as of 1 January 2019.

The proceeds from the issuances of loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments are on-lent to UBS AG.

→     Refer to Notes 15 and 17 for more information about the main terms and conditions of the loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments issued

Furthermore, UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. These DCCP awards also qualify as Basel III AT1 capital on a consolidated UBS Group basis.

As of 31 December 2019, UBS Group AG’s distributable items for the purpose of AT1 capital instruments were USD 39.0 billion (CHF 37.7 billion) (31 December 2018: USD 38.8 billion (CHF 38.2 billion)). For this purpose, distributable items are defined in the terms and conditions of the relevant instruments as the aggregate of (i) net profits carried forward and (ii) freely distributable reserves, in each case, less any amounts that must be contributed to legal reserves under applicable law.

UBS Group AG standalone financial statements

Note 2  Accounting policies

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

The functional currency of UBS Group AG is the US dollar. The significant accounting and valuation principles applied are described below.

Presentation currencies

As the primary presentation currency of the standalone financial statements of UBS Group AG is the US dollar, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS Group AG applies the modified closing rate method for converting US dollar amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates and income and expense items at the weighted average rate for the period. All resulting currency translation effects are recognized separately in Voluntary earnings reserve, amounting to a negative currency translation effect of CHF 544 million as of 31 December 2019 (31 December 2018: positive CHF 81 million).

Foreign currency translation

Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all current assets and short-term liabilities as well as Financial assets measured at fair value, which are denominated in a foreign currency, are translated into US dollars using the closing exchange rate. For other non-current assets and long-term liabilities, where the asset mirrors the terms of a corresponding liability or the asset and liability otherwise form an economic hedge relationship, the asset and liability are treated as one unit of account for foreign currency translation purposes, with offsetting unrealized foreign currency translation gains and losses based on the closing exchange rate presented net in the income statement. Investments in subsidiaries measured at historic cost are translated at the spot exchange rate on the date of the transaction. Currency translation effects from dividends paid in Swiss francs are recognized in equity. All other currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Group AG are provided in Note 37 of the consolidated financial statements.

Marketable securities

Marketable securities include investments in alternative investment vehicles (AIVs) with a short-term holding period. The holding period is deemed short term if the vesting of the awards hedged by the AIV is within 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Financial assets

Financial assets include investments in AIVs with a long-term holding period. The holding period is deemed long-term if the vesting of the awards hedged by the AIV is more than 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on their quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in AIVs that have no quoted market price or no other observable market price are recognized as Financial assets and are measured at their acquisition cost adjusted for impairment losses.

Financial assets further include loans granted to UBS AG that substantially mirror the terms of the perpetual AT1 capital notes, the TLAC-eligible senior unsecured debt instruments issued and the fixed-term deposits with UBS AG with maturities more than 12 months after the balance sheet date. The loans and deposits are measured at nominal value.

→     Refer to Note 14 for more information

Derivative instruments

UBS Group AG uses derivative instruments to manage exposures to foreign currency risks from investments in foreign subsidiaries. The derivative instruments are entered into with UBS AG, mirroring the conditions of the closing transactions UBS AG enters into with third parties.

Derivative instruments are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Unrealized gains and losses are recognized on the balance sheet as Accrued income and prepaid expenses and Accrued expenses and deferred income, respectively. Corresponding gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Note 2  Accounting policies (continued)

Investments in subsidiaries

Investments in subsidiaries are equity interests that are held to carry on the business of UBS Group or for other strategic purposes. They include all subsidiaries directly held by UBS Group AG through which UBS conducts its business on a global basis. The investments are measured individually and carried at cost less impairment.

→     Refer to Note 13 for more information

→     Refer to Note 2  in the “Consolidated financial statements” section of this report for a description of businesses of the UBS Group

Long-term interest bearing liabilities

Long-term interest-bearing liabilities include perpetual loss-absorbing capital notes that qualify as Basel III AT1 capital and TLAC-eligible senior unsecured debt instruments at Group level. They are measured at nominal value. Any difference to nominal value, e.g., premium, discount or external costs that are directly related to the issue, is deferred as Accrued income and prepaid expenses or Accrued expenses and deferred income and amortized to Financial expenses or Financial income over the maturity of the instrument or until the first call date or optional redemption date, where applicable.

→     Refer to Note 17 for more information

Treasury shares

Treasury shares acquired by UBS Group AG are recognized at acquisition cost and are presented as a deduction from shareholders’ equity. Upon disposal or settlement of related share awards, the realized gain or loss is recognized through the income statement as Financial income and Financial expenses, respectively. For settlement of related share awards, the realized gains and losses on treasury shares represent the difference between the market price of the treasury shares at settlement and their acquisition cost.

For UBS Group AG shares acquired by a direct or indirect subsidiary, a Reserve for own shares held by subsidiaries is generally created in UBS Group AG’s equity. However, where UBS AG or UBS Switzerland AG acquire UBS Group AG shares and hold such in their trading portfolios, no Reserve for own shares held by subsidiaries is created.

→     Refer to Note 20 for more information

Share-based and other deferred compensation plans

Transfer from UBS AG to UBS Group AG

The transfer of the deferred compensation plans and related hedging assets in 2014 was conducted on an arm’s-length basis, with a step-up of the plan obligation to fair value. This step-up resulted in a net liability that was recorded in the standalone financial statements of UBS AG and transferred to UBS Group AG (net liability related to deferred compensation plan transfer) in 2014. The fair value of this net liability is taken into account in the income statement over the average vesting period (for share awards) or upon exercise / expiry (for option awards) as Other operating income. Upon exercise of option awards that are settled using conditional capital, the fair value of this net liability is recorded in the Statutory capital reserve within  General reserves. The difference between the fair value of the hedging assets and the fair value of the obligations on the plans transferred was compensated for with a loan from UBS AG to UBS Group AG.

Share-based compensation plans

The grant date fair value of equity-settled share-based compensation awards granted to employees is generally recognized over the vesting period of the awards. Awards granted in the form of UBS Group AG shares and notional shares are settled by delivering UBS Group AG shares at vesting except in jurisdictions where this is not permitted for legal or tax reasons. They are recognized as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date or as Accrued expenses and deferred income if vesting is within 12 months of the balance sheet date. The amount recognized is adjusted for forfeiture assumptions, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. The grant date fair value is based on the UBS Group AG share price, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable.

Upon settlement of the share awards, any realized gain or loss is recognized in the income statement as Other operating income and Other operating expenses, respectively. Realized gains and losses on share-based awards represent the difference between the market price of the UBS Group AG shares at settlement and the grant date fair value of the share awards.

For certain awards, employees receive beneficial and legal ownership of the underlying UBS Group AG shares at the grant date (prepaid awards). Such prepaid awards are recognized as Prepaid assets if vesting is more than 12 months after the balance sheet date or as Accrued income and prepaid expenses if vesting is within 12 months of the balance sheet date.

Shares awarded to employees that are settled using conditional capital are accounted for as follows at settlement: the amount paid by the employees for the nominal value of the shares awarded is recorded in Share capital, while any paid amount exceeding the nominal value is considered to be share premium and is recorded in the Statutory capital reserve within  General reserves.

UBS Group AG standalone financial statements

Note 2  Accounting policies (continued)

Other deferred compensation plans

Deferred compensation plans that are not share-based, including DCCP awards and awards in the form of AIVs, are accounted for as cash-settled awards. The present value or fair value of the amount payable to employees that is settled in cash is recognized as a liability generally over the vesting period, as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date and as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The liabilities are remeasured at each balance sheet date at the present value of the corresponding DCCP award and the fair value of investments in AIVs, respectively. Gains and losses resulting from remeasurement of the liabilities are recognized in Other operating income and Other operating expenses, respectively.

Recharge of compensation expenses

Expenses related to deferred compensation plans are recharged by UBS Group AG to its subsidiaries employing the personnel. Upon recharge, UBS Group AG recognizes a receivable from its subsidiaries corresponding to a liability representing its obligation toward the employees.

Dispensations in the standalone financial statements

As UBS Group AG prepares consolidated financial statements in accordance with IFRS, UBS Group AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as certain note disclosures.

Income statement notes

Note 3  Dividend income from investments in subsidiaries

Dividend income from investments in subsidiaries in 2019 consisted of USD 3,250 million (CHF 3,311 million) received from UBS AG related to the financial year 2018, which was approved by the Annual General Meeting of the Shareholders of UBS AG on 18 April 2019, USD 143 million (CHF 146 million) received from UBS Business Solutions AG related to the financial year ended 31 December 2018, which was approved by the Annual General Meeting of the Shareholders of UBS Business Solutions AG on 17 April 2019, and USD 6 million (CHF 6 million) received from UBS Group Funding (Switzerland) AG related to the financial year ended 31 December 2018, which was approved by the Annual General Meeting of the Shareholders of UBS Group Funding (Switzerland) AG on 8 March 2019. In 2018, dividend income from investments in subsidiaries consisted of USD 3,123 million (CHF 3,065 million) received from UBS AG related to the financial year 2017, which was approved by the Annual General Meeting of the Shareholders of UBS AG on 26 April 2018, USD 86 million (CHF 84 million) received from UBS Business Solutions AG related to the financial year ended 31 December 2017, which was approved by the Annual General Meeting of the Shareholders of UBS Business Solutions AG on 19 April 2018, and USD 3 million (CHF 3 million) received from UBS Group Funding (Switzerland) AG related to the financial year ended 31 December 2017, which was approved by the Annual General Meeting of the Shareholders of UBS Group Funding (Switzerland) AG on 8 March 2018.

Note 4  Other operating income

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Fair value gains on AIV awards	0	8	0	9
Gains related to equity-settled awards	119	106	118	105
Amortization of net liability related to deferred compensation plan transfer	1	5	1	5
Commission income from guarantees issued	35	37	34	36
Total other operating income	155	157	153	155

Note 5  Financial income

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Fair value gains on investments in AIVs	45	0	45	0
Fair value gains on derivatives	2	6	2	6
Treasury share gains	0	47	0	46
Interest income on long-term receivables from UBS AG	445	13	439	13
Interest income on liquid assets	4	11	4	11
Foreign currency translation gains	1	0	1	0
Total financial income	498	77	491	76

Note 6  Personnel expenses

Personnel expenses include recharges from UBS AG and UBS Business Solutions AG for personnel-related costs for activities performed by the personnel of those companies for the benefit of UBS Group AG.

UBS Group AG had no employees throughout 2019 and 2018. All employees of the UBS Group, including the members of the Group Executive Board (GEB) of UBS Group AG, were employed by subsidiaries of UBS Group AG. As of 31 December 2019, the UBS Group employed 68,601 personnel (31 December 2018: 66,888) on a full-time equivalent basis.

UBS Group AG standalone financial statements

Note 7  Other operating expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Fair value losses on AIV awards	45	0	45	0
Losses related to equity-settled awards	0	184	0	181
Capital tax	13	14	13	14
Other	22	18	22	17
Total other operating expenses	81	216	80	212

Note 8  Financial expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18
Fair value losses on investments in AIVs	0	8	0	8
Impairment losses on financial assets	0	0	0	0
Treasury share losses	191	0	191	0
Interest expense on interest-bearing liabilities	429	13	422	13
Interest expense on derivatives	5	6	1	6
Fees paid	1	1	5	1
Foreign currency losses	0	2	0	2
Total financial expenses	625	30	618	30

Balance sheet notes

Note 9  Liquid assets

As of 31 December 2019, liquid assets comprised USD 794 million (CHF 769 million) held on current accounts at UBS Switzerland AG and UBS AG and USD 383 million (CHF 371 million) of time deposits placed with UBS AG. As of 31 December 2018, liquid assets comprised USD 542 million (CHF 533 million) held on current accounts at UBS Switzerland AG and UBS AG and USD 384 million (CHF 378 million) of time deposits placed with UBS AG.

Note 10  Marketable securities

Marketable securities include investments in AIVs related to compensation awards vesting within 12 months after the balance sheet date.

Note 11  Other short-term receivables

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Onward lending to UBS AG1	1,870	0	1,811	0
Loans to UBS Business Solutions AG	55	216	53	213
Receivables from employing entities related to compensation awards	482	567	466	557
Other	5	5	5	5
Total other short-term receivables	2,412	788	2,335	775

1 Short-term receivables from the onward lending of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes to UBS AG. Refer to Note 1 for more information.

Note 12  Accrued income and prepaid expenses

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Accrued interest income	816	6	790	6
Other accrued income and prepaid expenses	194	1	188	1
Total accrued income and prepaid expenses	1,010	7	978	7

UBS Group AG standalone financial statements

Note 13  Investments in subsidiaries

Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held by UBS Group AG or UBS AG, respectively. The proportion of ownership interest held is equal to the voting rights held by UBS Group AG or UBS AG, respectively. The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland in the UK, the US, Singapore, Hong Kong and other countries. UBS Europe SE has branches and offices in a number of EU Member States, including Germany, Italy, Luxembourg, Spain and Austria. Share capital is provided in the currency of the legally registered office.

Subsidiaries of UBS Group AG as of 31 December 2019
Company	Registered office		Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland		CHF	385.8	100.0
UBS Business Solutions AG1	Zurich, Switzerland		CHF	1.0	100.0
UBS Group Funding (Switzerland) AG	Zurich, Switzerland		CHF	0.1	100.0
1 UBS Business Solutions AG holds subsidiaries in Poland, China and India.

Individually significant subsidiaries of UBS AG as of 31 December 2019[1]
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Corporate Center	USD	3,150.0[2]	100.0
UBS Americas Inc.	Wilmington, Delaware, USA	Corporate Center	USD	0.0	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Global Wealth Management	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Global Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[3]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Includes direct and indirect subsidiaries of UBS AG.    2 Comprised of common share capital of USD 1,000 and non-voting preferred share capital of USD 3,150,000,000.    3 Comprised of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Individually significant subsidiaries of UBS AG are those entities that contribute significantly to the Group’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to the Group’s total assets and profit or loss before tax, in accordance with Swiss regulations.

→     Refer to Note 31 in the “Consolidated financial statements” section of this report for more information

Note 14  Financial assets

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Long-term receivables from UBS AG1	46,644	993	45,158	976
Long-term receivables from UBS Business Solutions AG	236	224	229	220
Investments in alternative investment vehicles at fair value related to awards vesting after 12 months	229	224	222	220
Investments in alternative investment vehicles at cost less impairment	4	4	4	4
Total financial assets	47,113	1,444	45,612	1,420

1 As of 31 December 2019, long-term receivables from UBS AG include the onward lending of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes for the total amount of USD 45,682 million (CHF 44,226 million). Refer to Note 1 for more information.

Note 15  Current interest-bearing liabilities

Current interest-bearing liabilities totaled USD 2,547 million (CHF 2,466 million) as of 31 December 2019 comprising TLAC-eligible senior unsecured debt instruments of USD 1,800 million (CHF 1,743 million) and loans from UBS AG of USD 747 million (CHF 723 million). As of 31 December 2018, current interest-bearing liabilities comprised loans from UBS AG of USD 457 million (CHF 450 million). In October 2019, all loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments previously issued by UBS Group Funding (Switzerland) AG were transferred to UBS Group AG by means of an issuer substitution at book value.

→     Refer to Note 1 for more information

Notes issued, overview by amount, maturity and coupon			31.12.19
In million, except where indicated	Maturity[1]	Coupon[1]	Carrying amount in transaction currency	Carrying amount in USD	Carrying amount in CHF
US dollar-denominated TLAC-eligible senior unsecured notes	24.09.20	3M USD LIBOR + 144 bps	300	300	290
US dollar-denominated TLAC-eligible senior unsecured notes	24.09.20	2.950%	1,500	1,500	1,452
Total notes issued				1,800	1,743

1 Disclosed maturity refers to the contractual maturity date or, if applicable, to the earlier optional redemption date of the respective issuance. The disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the earlier optional redemption date.

Note 16  Accrued expenses and deferred income

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Short-term portion of net liability related to deferred compensation plan transfer	0	3	0	3
Short-term portion of compensation liabilities	1,268	1,405	1,228	1,382
of which: Deferred Contingent Capital Plan	497	550	482	541
of which: other deferred compensation plans	771	856	746	841
Accrued interest expense	784	4	759	3
Other	50	53	48	52
Total accrued expenses and deferred income	2,102	1,465	2,035	1,440

Note 17  Long-term interest-bearing liabilities

Long-term interest-bearing liabilities totaled USD 45,989 million (CHF 44,523 million) as of 31 December 2019 comprising loss-absorbing AT1 perpetual capital notes and TLAC-eligible senior unsecured debt instruments of USD 45,752 million (CHF 44,294 million) and fixed-term loans from UBS AG of USD 236 million (CHF 229 million). As of 31 December 2018, long-term interest-bearing liabilities comprised fixed-term loans from UBS AG of USD 224 million (CHF 220 million). In October 2019, all loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments previously issued by UBS Group Funding (Switzerland) AG were transferred to UBS Group AG by means of an issuer substitution at book value.

→     Refer to Note 1 for more information

UBS Group AG standalone financial statements

Note 17  Long-term interest-bearing liabilities (continued)

Notes issued, overview by amount, maturity and coupon			31.12.19
In million, except where indicated	Maturity[1,2]	Coupon[1,2]	Carrying amount in transaction currency	Carrying amount in USD	Carrying amount in CHF
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	19.02.20[3]	7.125%	1,250	1,250	1,210
Australian dollar-denominated TLAC-eligible senior unsecured notes	18.11.20	3.030%	100	70	68
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	22.03.21	6.875%	1,500	1,500	1,452
US dollar-denominated TLAC-eligible senior unsecured notes	14.04.21	3M USD LIBOR + 178 bps	1,000	1,000	968
US dollar-denominated TLAC-eligible senior unsecured notes	15.04.21	3.000%	2,000	2,000	1,936
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	10.08.21	7.125%	1,100	1,100	1,065
Euro-denominated TLAC-eligible senior unsecured notes	20.09.21	3M EUR LIBOR + 70 bps	1,750	1,962	1,900
US dollar-denominated TLAC-eligible senior unsecured notes	01.02.22	3M USD LIBOR + 153 bps	500	500	484
US dollar-denominated TLAC-eligible senior unsecured notes	01.02.22	2.650%	2,000	2,000	1,936
Euro-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	19.02.22	5.750%	1,000	1,121	1,086
Swiss franc-denominated TLAC-eligible senior unsecured notes	22.02.22	0.750%	300	310	300
US dollar-denominated TLAC-eligible senior unsecured notes	23.05.22	3.491%	2,000	2,000	1,936
US dollar-denominated TLAC-eligible senior unsecured notes	23.05.22	3M USD LIBOR + 122 bps	1,000	1,000	968
US dollar-denominated TLAC-eligible senior unsecured notes	15.08.22	3M USD LIBOR + 95 bps	1,250	1,250	1,210
US dollar-denominated TLAC-eligible senior unsecured notes	15.08.22	2.859%	2,000	2,000	1,936
US dollar-denominated TLAC-eligible senior unsecured notes	04.11.22	0.000%	141	141	136
Euro-denominated TLAC-eligible senior unsecured notes	16.11.22	1.750%	1,250	1,402	1,357
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	31.01.23	5.000%	2,000	2,000	1,936
Swiss franc-denominated TLAC-eligible senior unsecured notes	18.05.23	0.625%	400	413	400
Yen-denominated TLAC-eligible senior unsecured notes	08.11.23	0.719%	130,000	1,196	1,157
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	28.11.23	5.875%	700	521	504
Euro-denominated TLAC-eligible senior unsecured notes	30.11.23	1.500%	1,250	1,402	1,357
Swiss franc-denominated TLAC-eligible senior unsecured notes	30.01.24	0.875%	400	413	400
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	31.01.24	7.000%	2,500	2,500	2,420
Euro-denominated TLAC-eligible senior unsecured notes	04.03.24	2.125%	750	841	814
Euro-denominated TLAC-eligible senior unsecured notes	17.04.24	1.250%	1,750	1,962	1,900
Australian dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	27.08.24	4.375%	700	491	475
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	04.09.24	4.850%	750	558	540
US dollar-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	19.02.25	7.000%	1,250	1,250	1,210
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	07.08.25	6.875%	1,575	1,575	1,525
US dollar-denominated TLAC-eligible senior unsecured notes	24.09.25	4.125%	2,500	2,500	2,420
Swiss franc-denominated high-trigger loss-absorbing additional tier 1	13.11.25	3.000%	275	284	275
Swiss franc-denominated TLAC-eligible senior unsecured notes	23.02.26	1.250%	150	155	150
US dollar-denominated TLAC-eligible senior unsecured notes	15.04.26	4.125%	2,000	2,000	1,936
Euro-denominated TLAC-eligible senior unsecured notes	01.09.26	1.250%	1,250	1,402	1,357
US dollar-denominated TLAC-eligible senior unsecured notes	23.03.27	4.253%	2,000	2,000	1,936
Yen-denominated TLAC-eligible senior unsecured notes	09.11.27	0.973%	20,000	184	178
US dollar-denominated TLAC-eligible senior unsecured notes	13.08.29	3.126%	1,500	1,500	1,452
Total notes issued				45,752	44,294

1 For the TLAC-eligible senior unsecured notes, disclosed maturity refers to the contractual maturity date or, if applicable, to the earlier optional redemption date of the respective issuance. The disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the earlier optional redemption date.    2 For the loss-absorbing additional tier 1 perpetual capital notes, disclosed maturity refers to the first call date and the disclosed coupon rate refers to the contractual fixed coupon rate from the issue date up to, but excluding, the first call date.    3 Instrument was called on 10 January 2020.

Note 18  Compensation-related long-term liabilities

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Long-term portion of compensation liabilities	2,938	3,022	2,845	2,972
of which: Deferred Contingent Capital Plan	1,340	1,415	1,298	1,391
of which: other deferred compensation plans	1,598	1,607	1,547	1,581
Total compensation-related long-term liabilities	2,938	3,022	2,845	2,972

Note 19  Share capital

As of 31 December 2019, the issued share capital consisted of 3,859,055,395 (31 December 2018: 3,855,634,749) registered shares with a par value of CHF 0.10 each.

→     Refer to “UBS shares” in the “Capital management” section of this report for more information about UBS Group AG shares

Note 20  Treasury shares

	Number of registered shares	Average price in USD	Average price in CHF
Balance as of 31 December 2017	132,301,550	16.65	16.23
of which: treasury shares held by UBS Group AG	132,211,630	16.65	16.23
of which: treasury shares held by UBS AG and other subsidiaries	89,920	17.99	17.54
Acquisitions	103,979,927	15.32	15.10
Disposals	(2,438,508)	16.90	16.61
Delivery of shares to settle equity-settled awards	(67,375,167)	16.69	16.39
Balance as of 31 December 2018	166,467,802	15.71	15.45
of which: treasury shares held by UBS Group AG1	166,203,791	15.71	15.46
of which: treasury shares held by UBS AG and other subsidiaries	264,011	12.27	12.05
Acquisitions	146,876,692	11.86	11.75
Disposals	(5,999,827)	11.88	11.50
Delivery of shares to settle equity-settled awards	(64,323,371)	15.35	15.28
Balance as of 31 December 2019	243,021,296	13.57	13.35
of which: treasury shares held by UBS Group AG1	242,930,084	13.57	13.35
of which: treasury shares held by UBS AG and other subsidiaries	91,212	12.65	12.75
1 The carrying amount of treasury shares held by UBS Group AG as of 31 December 2019 was USD 3,297 million / CHF 3,244 million (31 December 2018: USD 2,612 million / CHF 2,569 million).

UBS Group AG standalone financial statements

Additional information

Note 21  Guarantees

UBS Group AG used to issue guarantees to the external investors against any default in payments of interest and principal by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG. As of 31 December 2018, UBS Group Funding (Switzerland) AG had issued USD 31,448 million (CHF 30,920 million) equivalent of TLAC-eligible senior debt and USD 10,334 million (CHF 10,161 million) equivalent of loss-absorbing AT1 capital notes. In October 2019, those guarantees were canceled upon the transfer of the underlying instruments to UBS Group AG.

→     Refer to Note 1 for more information

Note 22  Assets pledged to secure own liabilities

As of 31 December 2019, total pledged assets of UBS Group AG amounted to USD 2,021 million (CHF 1,957 million). These assets consisted of certain liquid assets, marketable securities and financial assets and were pledged to UBS AG. As of 31 December 2018, total pledged assets of UBS Group AG amounted to USD 1,862 million (CHF 1,831 million). The associated liabilities secured by these pledged assets were USD 933 million (CHF 903 million) and USD 633 million (CHF 623 million) as of 31 December 2019 and 31 December 2018, respectively.

Note 23  Contingent liabilities

UBS Group AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland.

Note 24  Significant shareholders

Shareholders registered in the UBS Group AG share register with 3% or more of the total share capital
% of share capital	31.12.19	31.12.18
Chase Nominees Ltd., London[1]	10.94	12.08
DTC (Cede & Co.), New York[1,2]	7.57	7.23
Nortrust Nominees Ltd., London[1]	4.90	4.14

1 Nominee companies and securities clearing organization cannot autonomously decide how voting rights are exercised and are therefore not obligated to notify UBS and the SIX if they reach, exceed or fall below the threshold percentages according to the FMIA disclosure notification. Consequently, they do not appear in the below section “Shareholders subject to FMIA disclosure notifications.”    2 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

General rules

Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (FMIA), anyone directly or indirectly, or acting in concert with third parties, holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company must notify the company and the SIX Swiss Exchange (SIX) if the holding reaches, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50, or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. Nominee companies that cannot autonomously decide how voting rights are exercised are not required to notify the company and SIX if they reach, exceed or fall below the threshold percentages.

Pursuant to the Swiss Code of Obligations, UBS Group AG discloses in its financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

Shareholders subject to FMIA disclosure notifications

According to the mandatory FMIA disclosure notifications filed with UBS Group AG and SIX, as of 31 December 2019, the following entities held more than 3% of the total share capital of UBS Group AG: Artisan Partners Limited Partnership, Milwaukee, disclosed a holding of 3.02% of the total share capital of UBS Group AG on 20 September 2019; Norges Bank, Oslo, disclosed a holding of 3.01% on 24 July 2019; Dodge & Cox, San Francisco, disclosed a holding of 3.03% on 30 November 2018; BlackRock Inc., New York, disclosed a holding of 4.99% on 28 August 2018; and MFS Investment Management, Boston, disclosed a holding of 3.05% on
10 February 2016. As registration in the UBS share register is optional, shareholders crossing the aforementioned thresholds requiring SIX notification under FMIA, do not necessarily appear in the above table.

The above disclosures have not been subsequently superseded and no new disclosures of significant shareholdings have been made since 31 December 2019.

In accordance with the FMIA, the aforementioned holdings are calculated in relation to the total share capital of UBS Group AG reflected in its Articles of Association at the time of the respective disclosure notification.

→     Refer to www.six-exchange-regulation.com/en/home/

publications/significant-shareholders.html for information about disclosures under the FMIA

Shareholders registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG

As a supplement to the mandatory disclosure requirements according to the SIX Swiss Exchange Corporate Governance Directive, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS share register with 3% or more of the total share capital of UBS Group AG as of 31 December 2019 or as of 31 December 2018 are listed in the table above.

Cross-shareholdings

UBS Group AG has no cross-shareholdings where reciprocal ownership would be in excess of 5% of capital or voting rights with any other company.

UBS Group AG standalone financial statements

Note 25  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees

Shares awarded
	For the year ended 31.12.19			For the year ended 31.12.18
	Number of shares	Value of shares in USD million	Value of shares in CHF million	Number of shares	Value of shares in USD million	Value of shares in CHF million
Awarded to members of the BoD	560,889	7	7	354,265	6	6
Awarded to members of the GEB	4,878,908	58	56	2,996,831	52	51
Awarded to other UBS Group employees	72,763,001	812	787	55,332,567	926	908
Total	78,202,798	878	850	58,683,663	984	965

→     Refer to the “Corporate governance and compensation” section of this report for more information about the terms and conditions of the shares and options awarded to the members of the Board of Directors and the Group Executive Board

Number of shares of BoD members[1]
Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2019	938,627	0.053
	2018	764,329	0.042
Michel Demaré, former Vice Chairman[2]	2019	–	–
	2018	322,558	0.018
David Sidwell, Vice Chairman and Senior Independent Director	2019	167,595	0.009
	2018	189,805	0.010
Jeremy Anderson, member	2019	31,456	0.002
	2018	0	0.000
William C. Dudley, member[2]	2019	0	0.000
	2018	–	–
Reto Francioni, member	2019	125,628	0.007
	2018	98,832	0.005
Ann F. Godbehere, former member[2]	2019	–	–
	2018	259,225	0.014
Fred Hu, member	2019	15,145	0.001
	2018	0	0.000
Julie G. Richardson, member	2019	46,283	0.003
	2018	17,157	0.001
Isabelle Romy, member	2019	143,928	0.008
	2018	114,802	0.006
Robert W. Scully, member	2019	71,540	0.004
	2018	47,074	0.003
Beatrice Weder di Mauro, member	2019	172,397	0.010
	2018	145,601	0.008
Dieter Wemmer, member	2019	60,285	0.003
	2018	31,159	0.002
Jeanette Wong, member[2]	2019	0	0.000
	2018	–	–
Total	2019	1,772,884	0.100
	2018	1,990,542	0.109

1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2019 and 2018.    2 At the 2019 AGM, William C. Dudley and Jeanette Wong were newly elected and Michel Demaré and Ann F. Godbehere did not stand for re-election.

Note 25  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees (continued)

Share and option ownership / entitlements of GEB members[1]
Name, function	on 31 December	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %
Sergio P. Ermotti, Group Chief Executive Officer	2019	1,862,480	2,150,003	4,012,483	0.227
	2018	1,715,430	1,757,766	3,473,196	0.191
Martin Blessing, former Co-President Global Wealth Management	2019	–	–	–	–
	2018	256,356	0	256,356	0.014
Christian Bluhm, Group Chief Risk Officer	2019	440,953	0	440,953	0.025
	2018	259,745	0	259,745	0.014
Markus U. Diethelm, Group General Counsel	2019	698,402	458,426	1,156,828	0.065
	2018	614,222	317,516	931,738	0.051
Kirt Gardner, Group Chief Financial Officer	2019	532,643	129,807	662,450	0.037
	2018	343,120	107,472	450,592	0.025
Suni Harford, President Asset Management	2019	63,211	0	63,211	0.004
	2018	–	–	–	–
Robert Karofsky, Co-President Investment Bank	2019	577,606	492,476	1,070,082	0.061
	2018	500,902	254,119	755,021	0.042
Sabine Keller-Busse, Group Chief Operating Officer and President UBS EMEA	2019	423,778	315,922	739,700	0.042
	2018	259,762	263,362	523,124	0.029
Iqbal Khan, Co-President Global Wealth Management	2019	712,342	0	712,342	0.040
	2018	–	–	–	–
Edmund Koh, President Asia Pacific	2019	380,340	183,104	563,444	0.032
	2018	–	–	–	–
Ulrich Körner, former President Asset Management and President UBS EMEA	2019	–	–	–	–
	2018	910,951	95,597	1,006,548	0.055
Axel P. Lehmann, President Personal & Corporate Banking and President UBS Switzerland	2019	522,202	277,978	800,180	0.045
	2018	307,090	277,978	585,068	0.032
Tom Naratil, Co-President Global Wealth Management and President UBS Americas	2019	1,307,554	609,477	1,917,031	0.108
	2018	1,132,938	484,075	1,617,013	0.089
Piero Novelli, Co-President Investment Bank	2019	599,156	429,652	1,028,808	0.058
	2018	471,049	256,367	727,416	0.040
Markus Ronner, Group Chief Compliance and Governance Officer	2019	214,850	68,097	282,947	0.016
	2018	161,152	173	161,325	0.009
Total	2019	8,335,517	5,114,942	13,450,459	0.761
	2018	6,932,717	3,814,425	10,747,142	0.591

1 Includes all vested and unvested shares of GEB members, including those held by related parties. No options were held in 2019 and 2018 by any GEB member or any of its related parties. Refer to “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    2 Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Compensation philosophy and framework” section of this report for more information about the plans.

UBS Group AG standalone financial statements

Note 26  Related parties

Related parties are defined under the Swiss Code of Obligations as direct and indirect participants with voting rights of 20% or more, management bodies (BoD and GEB), external auditors, and direct and indirect investments in subsidiaries. Payables due to members of the GEB and the external auditors are provided in the table below. Amounts due from and due to subsidiaries are provided on the face of the balance sheet.

	USD million		CHF million
	31.12.19	31.12.18	31.12.19	31.12.18
Payables due to the members of the GEB	178	156	172	154
of which: Deferred Contingent Capital Plan	76	78	74	77
of which: other deferred compensation plans	101	78	98	77
Payables due to external auditors	0	0	0	0

p

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Group AG, Zurich

Basel, 27 February 2020

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Group AG, which comprise the balance sheet, income statement and notes, for the year ended 31 December 2019.

Board of Directors' responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended 31 December 2019 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

BDO

Phone +41 44 444 36 46
Fax +41 44 444 35 35
www.bdo.ch
erik.dommach@bdo.ch

BDO Ltd
Schiffbaustrasse 2
CH-8031 Zurich

Independent Auditor's Report
to the Board of Directors of

UBS Group AG, Zurich

As special auditors of UBS Group AG, we have audited the issuance of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 1 January 2019 to 31 December 2019 in accordance with article 653f paragraph 1 of the Swiss code of obligations (CO).

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:

- Paragraph 1; employee stock option plans of UBS Group AG, based on the resolution of the extraordinary general meeting of 26 November 2014.
- Paragraph 2; conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, based on the resolution of the extraordinary general meeting of 26 November 2014.

Board of Directors' Responsibility

The Board of Directors is responsible for the new share issue in accordance with the legal requirements and the company's articles of association.

Auditor's Responsibility

Our responsibility is to express an opinion based on our audit as to whether the new share issue complies with Swiss law and the company's articles of incorporation. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the new share issue complies with the legal requirements and the company's articles of incorporation.

An audit involves performing procedures to obtain audit evidence so that significant breaches of the legal requirements and the company's articles of incorporation for the new share issue may be identified with reasonable assurance. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material breaches of the requirements concerning the new share issue, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion

- the issue of 3'420'646 new registered shares with a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS Group AG, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association;
- no new registered shares relating to the conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, according to article 4a paragraph 2 of the articles of association, were issued in the reporting period.

Zurich, 20 February 2020

BDO Ltd

Erik Dommach	Franco A. Straub
Auditor in charge Licensed audit expert	Licensed audit expert

Zurich, 28 February 2020

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)     on Form F-3 (Registration Number 333-225551), and each related prospectus currently outstanding under such registration statement,

(2)     on Form F-4 (Registration Number 333-234705), and each related prospectus currently outstanding under such registration statement,

(3)     on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(4)     the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(5)     the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(6)     the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 27 February 2020, with respect to the standalone financial statements of UBS Group AG for the year ended 31 December 2019 included in this Report of Foreign Private Issuer (Form 6-K) dated 28 February 2020, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

/s/ Marie-Laure Delarue Marie-Laure Delarue Licensed Audit Expert	/s/ Ira S. Fitlin Ira S. Fitlin Certified Public Accountant (U.S.)

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and on Form F-4 (Registration Number 333-234705), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; and 333-228653), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  February 28, 2020